March 9, 2010
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 4631
Washington, D.C. 20549
Attn: John Hartz, Senior Assistant Chief Accountant

RE:	Lawson Products, Inc. Form 10-K for Fiscal Year Ended December 31, 2008 Form 10-K/A Filed April 29, 2009 Form 10-Q for the Period Ended September 30, 2009 File No. 0-10546
Dear Mr. Hartz,
     As Senior Vice President and Chief Financial Officer of Lawson Products, Inc. (“Lawson” or the “Company”), I am responding to the letter from the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (“Staff”) dated February 25, 2010, containing follow-up comments on the above-referenced filings. For your convenience, we have included in this letter each of the Staff’s comments before providing our response to that comment. As noted in our responses below, all proposed revisions refer to Lawson’s intended method for complying with the Staff’s comments in Lawson’s future filings with the Commission, if appropriate, given the then current facts and circumstances.
FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2008
Prior Comments 2 and 3
1.	We note your responses to prior comments 2 and 3 and your proposed disclosures. In future filings, please expand your proposed disclosures to clarify and explain if and how the “market approach” you use to estimate the fair value of your reporting unit that includes goodwill considers your market capitalization relative to your net book value. Please provide us your proposed revisions supplementally.
Response:
     In future filings we will expand the disclosure of our goodwill critical accounting policy to clarify and explain how we reconcile our market capitalization relative to the net book value of the reporting unit that includes goodwill. Following is our proposed goodwill critical accounting policy with the expanded disclosure included in the third paragraph (expanded proposed supplemental disclosure is underlined):
     Goodwill Impairment — Goodwill, all of which is included in our Lawson Products business unit, is tested annually during the fourth quarter, or when events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying value. Impairment of goodwill is evaluated using a two step process. First the fair value of the reporting unit is compared with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired, and thus, the second step of the impairment test is unnecessary. If the carrying amount of the reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any.
     We estimate the fair value of the Lawson Products business unit using a market approach, which relies on the market value of companies that are engaged in the same line of business. We also prepare a discounted cash flow (“DCF”) analysis based on the operating plan presented to our Board of Directors, to determine a range of fair values. The DCF model relies on a number of assumptions that have a significant affect on the resulting fair value calculation and may change in future periods. Estimated future cash flows are affected both by future economic conditions outside the control of management and operating results directly related to management’s execution of our business strategy. Our DCF model is also affected by our estimate of a discount rate that is consistent with the weighted average cost of capital that we anticipate a potential market participant would use.
     We then assess the reasonableness of our estimate of the fair value of the Lawson Products business unit. This is done by applying the same valuation methodology and estimates described above to the entire Company and reconciling the resulting estimated fair value of the consolidated Company to its market capitalization based on the trading range of the Company’s stock near the measurement date.
     Currently, the calculated fair value of the Lawson business unit exceeds its carrying value by over [___] million using our most conservative estimate and, therefore, is not considered impaired. Changes in the assumptions used in our DCF calculation could have a material affect on the fair value estimate and could change our assessment of impairment. A hypothetical 10% decrease in the estimated future annual cash flows generated by the Lawson business unit would decrease its estimated fair value by [___] million. A hypothetical 100 basis point increase in the discount rate would decrease its estimated fair value by [___] million.
FORM 10K/A FILED APRIL 29, 2009
Compensation Discussion & Analysis, page 5
Elements of Total Compensation, page 7
Annual Incentive Plan (“AIP”), page 8
2.	We note your responses to prior comment 6 in our letter dated December 31, 2009. We also note your disclosure in the first paragraph on page 9 of the Form 10-K/A in which you state that payout levels for all NEOs (except Mr. Jenkins) were below the target levels for each executive’s individual performance goals component. With respect to your proposed future disclosure of the specific weightings for each NEO’s individual performance goals, please also disclose in future filings whether each NEO achieved each individual performance goal.
Response:
     In future filings we will expand our disclosure of NEO payout levels by stating whether each NEO achieved his or her individual performance goal and the respective percentage earned.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009
Prior Comment 11
3.	Based on your response to prior comment 11, it is not clear to us how and why a decline in inventory reserves through the sale of slower moving items had a favorable impact on FY 2008 gross margins as you disclosed. Please explain your disclosure in light of your response or tell us how you intend to revise it in future filings.
Response:
     To reduce our inventory to a lower of cost or market value, we record a reserve for slow-moving and obsolete inventory based on historical experience. The inventory reduction program that we initiated in 2008 was designed to focus our sales force on selling slower moving items to customers as well as requesting product returns to our vendors. The program was more successful than anticipated and resulted in the realization of a higher than normal gross margin as the inventory sold had a lower cost basis as a result of previously established reserves. We have included the 2008 results in our on-going evaluation of the recoverability of slow moving, excess and obsolete inventory.
     Management did not consider the effect of the inventory reduction program on our segmental gross profit margin to be as significant for the year ended December 31, 2008 as it was for the third quarter of 2008. Therefore, we did not include a disclosure of the inventory reserve program in the Management’s Discussion and Analysis in the Forms 10-K for the fiscal years ended December 31, 2009 and 2008. In future filings, if an inventory reduction program significantly affects our gross margin percentage, we will expand our Management’s Discussion and Analysis to more fully explain this occurrence.
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I trust that the foregoing has been responsive to the Staff’s comments. All inquiries, questions, comments, notices and orders with respect to this letter, should be directed to the undersigned at (847) 827-9666 x 2665 or via facsimile at (847) 827-0063.
Sincerely,

/s/ Ronald J. Knutson
Ronald J. Knutson
Senior Vice President and Chief Financial Officer

cc:	Anne McConnell, Division of Corporation Finance Bret Johnson, Division of Corporation Finance

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